UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 21, 2017

001-36686

(Commission file number)

Forward Pharma A/S

(Translation of registrant’s name into English)

Østergade 24A, 1st Floor

1100 Copenhagen K, Denmark

(Address of principal executive office)

________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [   ] No [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [   ] No [ X ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [   ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1.	Results of Extraordinary General Meeting

On November 21, 2017, the Company announced on its website (http://www.forward-pharma.com) the results of the extraordinary general meeting of its shareholders held on November 21, 2017 at the Company’s offices, Østergade 24A, 1st floor, 1100 Copenhagen K, Denmark (the “Extraordinary General Meeting”). DKK 703,569 of the Company’s share capital and 70,356,900 votes, respectively, were represented at the Extraordinary General Meeting. Results of the Extraordinary General Meeting were as follows:

(a)	Adoption of proposed amendment of the Company's articles of association (new article 3.3E with pertaining appendix 3 setting out the principles for the adjustments of the terms and conditions governing certain warrants and deferred share awards and compensation of relevant award holders due to the changes in the Company's capital structure resolved on the Company's extraordinary general meeting of August 2, 2017).

(b)	Adoption of the proposed authorisation of the chairman of the extraordinary general meeting to on behalf of the Company apply to the Danish Business Authority for registration of the resolution passed, and in this connection to make any such amendments and supplements to the application and the resolution that may be required as a condition for registration.

Additional information with respect to the Extraordinary General Meeting is available on the Company’s website, including:

1. The notice to convene the Extraordinary General Meeting;

2. Information concerning share capital and voting rights.

The Company has filed as an exhibit to this Form 6-K the Amended and Restated Articles of Association dated November 21, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2017	Forward Pharma A/S

	By:	/s/ Claus Bo Svendsen
Name: Claus Bo Svendsen
Title: Chief Executive Officer

EXHIBIT INDEX

3.1	Amended and Restated Articles of Association of Forward Pharma A/S, dated November 21, 2017